UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X     Form 40-F
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No X

Four new members appointed to Deutsche Bank’s Management Board
     FRANKFURT AM MAIN, 17 March 2009 — At its meeting today, the Supervisory Board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) appointed the following four executives to the Management Board with effect from 1 April 2009:
Michael Cohrs, Head of Global Banking, Jürgen Fitschen, Global Head of Regional Management, Anshu Jain, Head of Global Markets, and Rainer Neske, Head of Private & Business Clients.
     The four executives are members of the Bank’s Group Executive Committee (GEC), which will remain in place.
     “These appointments reflect the strength and depth of Deutsche Bank’s leadership pool. They reinforce our senior management team with business and regional expertise. Together with the current Board members, they position us very well for the future,” said Clemens Börsig, Supervisory Board Chairman, speaking on behalf of the Supervisory Board of Deutsche Bank.
     Josef Ackermann, Chairman of the Management Board and of the GEC of Deutsche Bank, said: “I congratulate our newly-appointed Board members, with whom I have enjoyed many years of trusted and successful teamwork. Together with my Board colleagues I warmly welcome them to the Management Board.”
     This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 26, 2008 on pages 6 through 15 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: March 17, 2009	By:	/s/ Volker Butzke
		Name:	Volker Butzke
		Title:	Managing Director and Senior Counsel

By:	/s/ Gerhard-Chr Ihle
	Name:	Gerhard-Chr Ihle
	Title:	Managing Director and Senior Counsel